Exhibit 99.2

FORM OF SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is made as of                             , 2025 by and between Canaan Inc., an exempted company incorporated in the Cayman Islands (the “Company”) and                              (the “Purchaser”), a company incorporated in                             .

The Purchaser and the Company are each referred to herein as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H:

Whereas, upon the terms and conditions of this Agreement and pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities as more fully described in this Agreement.

Now, Therefore, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Parties hereto agree as follows:

Article 1

SALE AND PURCHASE

1.1            Sale and Purchase of ADSs. Pursuant to the terms and subject to the conditions of this Agreement, the Purchaser agrees to purchase, and the Company agrees to issue and sell to the Purchaser, a certain number of Class A ordinary shares of the Company (the “Subscribed Shares”) to be represented by American depositary shares (“ADSs”), with each ADS representing 15 Class A ordinary shares of the Company, par value US$0.00000005 per share (“Ordinary Shares”), at a purchase price of US$1.131 per ADS. The number of ADSs to be purchased by the Purchaser and the corresponding aggregate purchase price (the “Aggregate Purchase Price”) are as specified below the Purchaser’s name on the signature page of this Agreement. The ADSs are being offered and sold by the Company pursuant to the shelf registration statement on Form F-3 (File No. 333-285125), including a base prospectus, relating to certain securities including the Ordinary Shares represented by the ADSs, which incorporates by reference documents that the Company has filed or will file in accordance with the provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder (the “Exchange Act”), and which became effective on February 21, 2025, and the prospectus supplement to the base prospectus specifically relating to the Subscribed Shares (the “Prospectus Supplement”). Such registration statement, and any post-effective amendment thereto, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a Prospectus (as defined below) subsequently filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act or deemed to be a part of such registration statement pursuant to Rule 430B of the Securities is herein called the “Registration Statement.” The base prospectus, including all documents incorporated or deemed incorporated therein by reference, included in the Registration Statement, as it may be supplemented by the Prospectus Supplement, in the form in which such base prospectus and/or Prospectus Supplement have most recently been filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act is herein called the “Prospectus.”

1.2            Closing. The consummation of the sale and purchase of the ADSs hereunder (the “Closing”, and the date of the Closing, the “Closing Date”) shall take place on the third Business Day following the date of signing of this Agreement, or on such other date as agreed by the Company and the Purchaser. The Closing shall be held remotely via electronic exchange of documents or at such other location and date as may be agreed upon in writing by the Company and the Purchaser. The Closing shall take place on the terms and subject to the satisfaction or, to the extent permissible, waiver by the party entitled to the benefit of the conditions set forth in Section 1.4 (other than conditions that by their nature are to be satisfied at that Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions). “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in mainland China, the City of New York, Singapore, Hong Kong and the Cayman Islands are authorized or required by law to remain closed.

1.3            Payment for and Issuance of ADSs. The Company shall provide the Purchaser with its wire instructions in writing at least one Business Day prior to the Closing Date. Prior to the Closing Date, the Purchaser shall deliver the Aggregate Purchase Price by wire transfer of immediately available funds in U.S. dollars to the bank account designated by the Company. On the Closing Date, the Company shall issue and deposit the Subscribed Shares with The Bank of New York Mellon, as depositary for the Company’s ADS facility (the “Depositary”), and thereafter direct and procure the Depositary to deliver the number of ADSs fully paid for by the Purchaser to the Purchaser’s DTC participant account as specified below the Purchaser’s name on the signature page of this Agreement.

1.4            Closing Conditions.

(a)            The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)             the accuracy of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date) in all material respects on the Closing Date;

(ii)            all obligations, covenants and agreements of the Purchaser required to be performed on or prior to the Closing Date shall have been performed;

(iii)           the delivery by the Purchaser of this Agreement duly executed by the Purchaser; and

(iv)           the receipt by the Company of the Aggregate Purchase Price.

(b)            The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i)             the accuracy of the representations and warranties of the Company contained herein (unless as of a specific date therein) in all material respects when made and on the Closing Date;

(ii)            all obligations, covenants and agreements of the Company required to be performed on or prior to the Closing Date shall have been performed; and

(iii)           the delivery by the Company of this Agreement duly executed by the Company;

(iv)           the delivery of a written opinion of Maples and Calder (Hong Kong) LLP, counsel to the Company on the as to certain matters of law of the Cayman Islands law, dated the Closing Date and addressed to the Purchaser, in form and substance reasonably satisfactory to the Purchaser;

(v)            the delivery of a written opinion of Cooley LLP, counsel to the Company as to certain matters of U.S. law, dated the Closing Date and addressed to the Purchaser, in form and substance reasonably satisfactory to the Purchaser;

(vi)           the delivery of a lock-up letter, substantially in the form of Annex A, executed by the Company and each director and officer of the Company, restricting the issue, sales or commitment to issue any Ordinary Shares, ADSs or other equity-linked or convertible securities for a period of thirty (30) days following the Closing.

(vii)          the delivery of an officer’s certificate, executed by a duly authorized officer of the Company, certifying that the representations and warranties of the Company are true and correct as of the Closing Date, that no Material Adverse Effect (as defined below) has occurred, and that the Company has performed all obligations required under this Agreement;

(viii)          the delivery of a certificate, signed on behalf of the Company by its corporate secretary, in form and substance reasonably satisfactory to the Purchaser.

(ix)            there shall not have been any materially adverse legislative or regulatory developments in the People’s Republic of China following the signing of this Agreement, which would make it inadvisable or impractical to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in this Agreement.

(x)             counsel for the Depositary shall have furnished to the Purchaser its opinion dated as of the Closing Date and addressed to the Purchaser, in form and substance reasonably satisfactory to the Purchaser and their counsel, relating to the ADSs.

(xi)           the Depositary shall have furnished to the Purchaser a certificate satisfactory to the Purchaser of one of its authorized officers with respect to execution and delivery of the Deposit Agreement dated as of November 20, 2019, among the Company and the Depositary and all owners and holders of the ADSs issued thereunder (the “Deposit Agreement”), and such other matters related thereto as the Purchaser may reasonably request.

(xii)          the Company shall have taken all actions necessary to permit the deposit of the Ordinary Shares and the issuance of the ADSs representing such Ordinary Shares in accordance with the Deposit Agreement.

(xiii)          from the date hereof to the Closing Date, trading in the ADSs shall not have been suspended by the Commission or the Principal Market (as defined below).

1.5            Termination Right. The Purchaser may terminate this Agreement upon written notice prior to Closing if (a) the Company shall have breached any of its obligations under this Agreement, (b) a Material Adverse Effect has occurred, (c) any of the conditions in Section 1.4 shall become incapable of being satisfied; or (d) the Closing shall not have taken place within ten (10) Business Days of the date hereof. “Material Adverse Effect” means any event, change, circumstance, or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole, (ii) on the legality, validity or enforceability of this Agreement, or (iii) on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

Article 2

rEPRESENTATIONS AND WARRANTIES

2.1            Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company, as of the date hereof and the Closing Date, as follows:

(a)            Due Formation. The Purchaser is duly formed, validly existing and in good standing in the jurisdiction of its organization. The Purchaser has all requisite power and authority to carry on its business as it is currently being conducted.

(b)            Authority. The Purchaser has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Purchaser pursuant to this Agreement and to perform its obligations hereunder and thereunder.

(c)            Valid Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d)            Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Purchaser is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Purchaser is a party or by which the Purchaser is bound or to which any of the Purchaser’s assets are subject. There is no action, suit or proceeding, pending or threatened against the Purchaser that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement or to consummate the transactions contemplated hereby.

(e)            Consents and Approvals. Neither the execution and delivery by the Purchaser of this Agreement, nor the consummation by the Purchaser of any of the transactions contemplated hereby or thereby, nor the performance by the Purchaser of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving of notice to, any governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the Closing Date.

(f)            Information. The Purchaser acknowledges that it has had the opportunity to review the Agreement, each agreement, certificate, document and instrument to be executed and delivered by the Purchaser pursuant to this Agreement (including all exhibits and schedules thereto) and all reports, schedules, forms, statements and other documents filed by the Company under the Securities Act and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus (as defined below) and the Prospectus Supplement (as defined below).

(g)            Recent Information. The Purchaser understands and acknowledges that the Company has not published its financial statements as of, and for the nine months ended, September 30, 2025 (“Recent Information”). The Purchaser acknowledges that its rights and obligations under this Agreement are without any reliance on Recent Information. The Purchaser hereby waives any claim, or potential claim, it has or may have against the Company or its Affiliates relating to or arising from Recent Information; provided that, to the best of the Company’s knowledge, the disclosure of the Recent Information will not materially and adversely affect the economic benefits the Purchaser may reasonably anticipate under this Agreement.

(h)            FINRA. The Purchaser does not, directly or indirectly, own more than five per cent of the outstanding common stock (or other voting securities) of any member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a holding company for a FINRA member, and is not otherwise a “restricted person” for the purposes of FINRA Rule 5130.

2.2            Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser, as of the date hereof and the Closing Date, as follows:

(a)            Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and, if applicable under the laws of the applicable jurisdiction, in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b)            Subsidiaries. Except as set forth in the Prospectus, all of the direct and indirect significant subsidiaries (individually, a “Subsidiary”) of the Company are set forth on Exhibit 21.1 to the Company’s most recent Annual Report on Form 20-F filed with the Commission. Except as set forth in the SEC Reports (as defined below), the Company owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any “Liens” (which for purposes of this Agreement shall mean a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction), and all of the issued and outstanding shares of capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(c)            Authority. The Company has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Company pursuant to this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations has been duly authorized by all requisite actions on its part.

(d)            Valid Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(e)            Issuance of the Subscribed Shares; Registration.

(i)             The Subscribed Shares and the ADSs representing such Subscribed Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable, and the ADSs will be validly issued and entitled to the benefits of the deposit agreement with the Depositary. Upon issuance and delivery to the Purchaser, the ADSs (and the underlying Ordinary Shares) will be issued free and clear of any liens, encumbrances, pre-emptive rights, rights of first refusal, or other restrictions on transfer (other than those arising under applicable securities laws or created by the Purchaser).

(ii)            The Company has prepared and filed with the Commission the Shelf Registration Statement in conformity with the requirements of the Securities Act which registers the sale of the Ordinary Shares represented by the ADSs, which became effective on February 21, 2025, including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement.

(iii)            The Company and the Depositary have prepared and filed with the Commission a registration statement relating to the ADSs on Form F-6 (File No. 333-283941) (the “ADS Registration Statement”), The ADS Registration Statement became effective on November 20, 2019, and (i) no stop order preventing or suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission, (ii) the ADS Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, and (iii) all of the ADSs to be received by the Purchaser are registered pursuant to the ADS Registration Statement.

(iv)            The Shelf Registration Statement, the ADS Registration Statement, the Prospectus and the Prospectus Supplement (and each amendment or supplement thereto), at the time each became effective or was filed with the SEC, complied and will comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. Neither the Shelf Registration Statement, the ADS Registration Statement, the Prospectus, nor the Prospectus Supplement (including any documents incorporated by reference therein), as of their respective effective or filing dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will file the Prospectus Supplement with the SEC pursuant to Rule 424(b) on a timely basis.

(f)            Capitalization. The number of Ordinary Shares the Company is authorized to issue as of the date hereof is as set forth in the SEC Reports. The Company has not issued any Ordinary Shares since its most recently filed Form 6-K under the Exchange Act, other than pursuant to this Agreement, the exercise of share options or the vesting of restricted ADS units under the Company’s equity plans, the issuance of Ordinary Shares to employees, directors or other service providers pursuant to the Company’s equity plans and pursuant to the conversion and/or exercise of Ordinary Share Equivalents outstanding as of the date of the most recently filed Form 6-K under the Exchange Act. No person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except as set forth in the SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, Ordinary Shares, or the share capital of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares or Ordinary Share Equivalents or share capital of any Subsidiary. The issuance and sale of the Ordinary Shares pursuant to this Agreement will not obligate the Company or any Subsidiary to issue Ordinary Shares or other securities to any person. Except as set forth in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. Except as set forth in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any share appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding Ordinary Shares of the Company are duly authorized, are validly issued, fully paid and non-assessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the sale of the ADSs pursuant to this Agreement. Except as set forth in the SEC Reports, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s Ordinary Shares to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders. “SEC Reports” means all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material), including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus Supplement. “Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

(g)            Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any provision of the organizational documents of the Company or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which the Company is bound or to which any of the Company’s assets is subject. There is no action, suit or proceeding, pending or threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby.

(h)            Filings, Consents and Approvals. Neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of any of the transactions contemplated hereby and thereby, nor the performance by the Company of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except for (i) the filing with the SEC of the Prospectus Supplement, and (ii) such other filings as are required to be made under applicable federal and state securities laws.

(i)            Nasdaq Listing. The Ordinary Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act and the ADSs are listed on The Nasdaq Stock Market (the “Principal Market”). The issuance and sale of the Subscribed Shares to be represented by ADSs under this Agreement and the transactions contemplated hereby do not contravene the rules and regulations of the Principal Market. The Company has not received any notice from the Principal Market objecting to the issuance and sale of the Subscribed Shares to be represented by ADSs under this Agreement as of the date hereof, and to the Company’s knowledge, no such objection is expected to be received prior to the Closing The Company is, and at all times since its listing has been, in compliance in all material respects with the rules and listing standards of the Principal Market. The Company has taken all necessary action to maintain such listing, and no written notice from the Principal Market or any other regulatory authority regarding the delisting, suspension, or non-compliance of the ADSs or the Company’s securities has been received or, to the knowledge of the Company, is threatened.

(j)            Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of ADSs, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the ADSs, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to any placement agent in connection with the placement of the ADSs.

(k)            Other Representations and Warranties. Except for any representations and warranties that are restated in this Agreement, the Company hereby represents and warrants to the Purchaser that the representations and warranties contained in Section 6 of the Sales Agreement between the Company, Macquarie Capital Limited, and the other parties named therein, dated as of October 25, 2025, are true and correct.

(l)            Reliance by Purchaser. The Company acknowledges that the Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Company set forth herein.

Article 3

COVENANTS

3.1            Lock-up. For a period of 30 days from the Closing Date, neither the Company nor any of its officers or directors shall issue, sell, or commit to issue any Ordinary Shares, ADSs or other equity-linked or convertible securities. For a period of 90 days from the Closing Date, neither the Company nor any of its officers or directors shall enter into or consummate any variable rate transaction.

3.2            Cleansing Disclosure. If the signing of this Agreement occurs on a Business Day prior to 9:00 a.m. New York time, the Company shall issue a press release or file a Form 6-K with the SEC disclosing all material non-public information (“MNPI”), if any, shared with the Purchaser in connection with the transactions contemplated hereby no later than the same Business Day. If signing occurs after 9:00 a.m. New York time or on a non-Business Day, such disclosure shall be made no later than 9:00 a.m. New York time on the next Business Day. The Company shall not provide the Purchaser with any MNPI unless such information is simultaneously disclosed to the public through a Form 6-K or other filing with the SEC.

3.3            Use of Purchaser’s Name. The Company shall not use the name of the Purchaser in any press release, filing with the SEC, or other public disclosure without the prior written consent of the Purchaser, except to the extent required by applicable law or regulation, in which case the Company shall provide the Purchaser with two (2) Business Days’ notice and opportunity to comment on such disclosure.

3.4            Indemnification. The Company shall indemnify and hold harmless the Purchaser and its affiliates, and their respective directors, officers, employees, agents and representatives, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and costs of investigation) arising out of or relating to any breach of representation, warranty, covenant or agreement of the Company contained in this Agreement or any violation of applicable law by the Company in connection with the transactions contemplated hereby.

3.5            Nasdaq Listing Maintenance. The Company shall use its reasonable best efforts to maintain the listing or quotation of the ADSs on the Principal Market, including by timely filing all required notices and reports with the Principal Market and complying in all material respects with applicable listing standards at least for a period of three years after the Closing.

3.6            Most Favored Nation Status. From the date hereof until the Closing Date, the Company shall not enter into any agreement with any other purchaser or subscriber for the sale of securities of the Company that contains terms (including price per share, warrant coverage, registration rights, or other economic or legal terms) that are more favorable to such other purchaser or subscriber than the terms provided to the Purchaser under this Agreement, unless the Company first offers such more favorable terms to the Purchaser.

3.7            Blue Sky Filings. The Company shall take such actions as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the ADSs and underlying Ordinary Shares for sale to the Purchaser at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

Article 4

MISCELLANEOUS

4.1            Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties hereto.

4.2            Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, each of the Company and the Purchaser and their respective heirs, successors and permitted assigns and legal representatives.

4.3            Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by a Party without the express written consent of the other Party. Any purported assignment in violation of the foregoing sentence shall be null and void.

4.4            Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

4.5            Severability. If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

4.6            Fees and Expenses.

(a)            Except as otherwise provided in this Agreement, each of the Parties will bear their respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including fees and expenses of attorneys, accountants, consultants and financial advisors.

(b)            Any fees incurred in connection with the Closing of the transactions contemplated hereby that are charged by the Depositary, including, without limitation, an issuance fee shall be borne solely by the Company.

4.7            Notices. All notices or other communications required or permitted to be given by any Party to any other Party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Purchaser, shall be delivered to:

[ ]

and if to the Company, shall be delivered to:

Canaan Inc.
28 Ayer Rajah Crescent
#06-08
Singapore 139959
Attention:         James Jin Cheng
Telephone:       +65 6305 6618
Email: jamescheng@canaan-creative.com

with a copy to:

Cooley LLP
c/o 35th Floor, Two Exchange Square

8 Connaught Place, Central

Hong Kong

Attention:         Will H. Cai
Telephone:       +852 3758-1210
Email: wcai@cooley.com

Each Party may change such address for notices by sending to the other Party written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally, by email, or by verifiable facsimile transmission on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid).

4.8            Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. References to any of the Parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such Party. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither the Company nor the Purchaser may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

4.9            Adjustments for Stock Splits. The Parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share consolidation, stock split, stock dividend, corporate domestication or similar event effected with respect to the Subscribed Shares.

4.10          Waiver of Immunity. To the extent that the Company has or hereafter may acquire immunity (sovereign or otherwise) from jurisdiction of any court of (i) the Cayman Islands, or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in the aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocable waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

4.11          Governing Law and Time; Waiver of Jury Trial. This agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflicts of laws. Specified times of day refer to New York City time. The Company and the Purchaser each hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

4.12         Consent to Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

4.13          Appointment of Agent for Service. The Company hereby irrevocably appoints Cogency Global Inc., located at 122 E. 42nd Street, 18th Floor, New York, New York, 10168, as its agent for service of process in any suit, action or proceeding described in Section 4.13 and agrees that service of process in any suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

4.14          Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

COMPANY:

CANAAN INC.

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

PURCHASER:

[ ]

By:
Name:
Title:

Number of ADSs: [ ]
Aggregate Purchase Price: US$[ ]
Beneficial Account Name: [ ]
Beneficial Account Number: [ ]
DTC Participant Name: [ ]
Participant Number: [ ]
DTC Participant Contact Information: [ ]

[Signature Page to Securities Purchase Agreement]

Annex A

Form of Lock-up Letter

[November 3], 2025

To: [Purchaser]

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement dated as of [●], 2025 (the “Agreement”), by and among Canaan Inc., an exempted company incorporated in the Cayman Islands (the “Company”), and you as the Purchaser (as defined in the Agreement). In connection with the transactions contemplated by the Agreement, and in consideration of your agreement to purchase securities of the Company, each of the undersigned, being the Company or a director or executive officer of the Company, hereby agrees to the following restrictions:

(a)            Equity Issuance Lock-Up. For a period of thirty (30) days following the Closing Date (as defined in the Agreement), the undersigned shall not, without your prior written consent, directly or indirectly: offer, sell, issue, pledge, or otherwise dispose of any American depositary shares (“ADSs”), with each ADS representing 15 Class A ordinary shares of the Company, par value US$0.00000005 per share (“Ordinary Shares”), Ordinary Shares, or any other equity-linked or convertible securities of the Company, enter into any agreement to do any of the foregoing, or publicly disclose any intention to undertake any of the foregoing.

(b)            Variable Rate Transaction Restriction. For a period of ninety (90) days following the Closing Date, the undersigned shall not, without your prior written consent, directly or indirectly enter into, offer, or consummate any Variable Rate Transaction. For purposes of this letter, a “Variable Rate Transaction” means any transaction in which the Company issues or sells securities that are convertible into or exchangeable for ADSs or Ordinary Shares at a conversion, exercise or exchange rate or other price that is based on, or varies with, the trading price of the ADSs or Ordinary Shares, or is subject to reset provisions, floating conversion, or similar mechanisms.

Notwithstanding the foregoing, the restrictions set forth above shall not apply to transfers required by law or court order.

This undertaking shall be governed by and construed in accordance with the laws of the State of New York. It may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Annex A-1

Very truly yours,

Canaan Inc.

By:
Name:
Title:

[Signature Page to Lock-up Letter]

Nangeng Zhang

Signature:
Title: Chairman and Chief Executive Officer

[Signature Page to Lock-up Letter]

James Jin Cheng

Signature:
Title: Chief Financial Officer

[Signature Page to Lock-up Letter]

Wenjun Zhang

Signature:
Title: Independent Director

[Signature Page to Lock-up Letter]

Hongchao Du

Signature:
Title: Independent Director

[Signature Page to Lock-up Letter]

Zhitang Shu

Signature:
Title: Independent Director

[Signature Page to Lock-up Letter]

Yaping Zhang

Signature:
Title: Independent Director

[Signature Page to Lock-up Letter]

Lu Meng

Signature:
Title: Secretary to the Board

[Signature Page to Lock-up Letter]